HEAD N.V. AND SUBSIDIARIES
                                  ANNUAL REPORT

                      For the Year Ended December 31, 2002

                                    D R AF T

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Accountants............................................F-1

Consolidated Balance Sheets at December 31, 2001 and 2002....................F-2

Consolidated Statements of Operations for the Years Ended
   December 31, 2000, 2001 and 2002..........................................F-3

Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 2000, 2001 and 2002..........................................F-4

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2000, 2001 and 2002..........................................F-5

Notes to the Consolidated Financial Statements...............................F-6

Review on the Fourth Quarter and Year End Results 2002.........................I

Reconciliation between Head N.V. and Head Holding
   Unternehmensbeteiligung Gmbh Financial Statements...........................I

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Head N.V. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers
Vienna, Austria
February 24th, 2003

                           HEAD N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                  December 31,
                                                                            ----------------------
                                                                              2001           2002
                                                                            ---------    ---------
                                                                         (in thousands, except shares)
 ASSETS:
Cash and cash equivalents ...............................................   $  22,128    $  37,598
Accounts receivable, net of allowance for doubtful accounts of
  $10,787 and $11,834 ...................................................     150,002      161,109
Inventories, net ........................................................      73,575       77,638
Prepaid expense and other current assets ................................      15,001       16,441
  Total current assets ..................................................     260,706      292,786
Marketable securities ...................................................       2,001        2,316
Property, plant and equipment, net ......................................      60,728       73,156
Intangible assets, net ..................................................      20,236       20,236
Deferred income taxes ...................................................      64,793       78,148
Other non-current assets ................................................       8,055        7,212
                                                                            ---------    ---------
  Total assets ..........................................................   $ 416,519    $ 473,853
                                                                            =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable ........................................................   $  29,176    $  33,069
Accrued expenses and other current liabilities ..........................      38,593       39,388
Short-term borrowings ...................................................      53,872       58,773
Current portion of long-term debt .......................................       1,412        2,349
                                                                            ---------    ---------
  Total current liabilities .............................................     123,053      133,579
Long-term debt ..........................................................      67,682       93,771
Other long-term liabilities .............................................      13,416       16,670
                                                                            ---------    ---------
  Total liabilities......................................................     204,151      244,020
Minority interest .......................................................           9            9
Commitments and contingencies (Note 17)
Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued ...........       7,067        7,067
Additional paid in capital ..............................................     135,435      137,237
Treasury stock at cost: 1,843,460 shares at December 31, 2002 ...........        --         (4,334)
Retained earnings .......................................................      75,590       67,741
Accumulated other comprehensive income ..................................      (5,732)      22,114
                                                                            ---------    ---------
  Total stockholders' equity ............................................     212,359      229,824
                                                                            ---------    ---------
  Total liabilities and stockholders' equity ............................   $ 416,519    $ 473,853
                                                                            =========    =========

 The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       For the Years Ended December 31,
                                                                     ------------------------------------
                                                                        2000         2001          2002
                                                                     ---------    ---------     ---------
                                                                     (in thousands, except per share data)
 REVENUES:
 Product revenues ................................................   $ 390,784    $ 384,010     $ 379,089
 Licencing revenues ..............................................       7,855        8,011         8,398
                                                                     ---------    ---------     ---------
 Total revenues ..................................................     398,639      392,021       387,487
 Cost of sales ...................................................     227,442      233,971       233,402
                                                                     ---------    ---------     ---------
 Gross profit ....................................................     171,197      158,050       154,084
 Selling and marketing expense ...................................      97,743      102,094       102,619
 General and administrative expense (excluding non-cash
  compensation expense) ..........................................      33,488       34,810        32,081
 Non-cash compensation expense ...................................       1,378        2,025         1,632
                                                                     ---------    ---------     ---------
 Operating income ................................................      38,588       19,121        17,753
 Interest expense ................................................     (18,642)     (11,275)      (11,677)
 Interest income .................................................       1,118          892           940
 Foreign exchange gain (loss) ....................................       7,502        5,828        (7,387)
 Other income (expense), net .....................................      (4,181)           7           387
                                                                     ---------    ---------     ---------
 Income from continuing operations
  before income taxes and extraordinary items ....................      24,386       14,573            15
 Income tax benefit (expense):
  Current ........................................................      (3,231)      (2,169)       (2,410)
  Deferred .......................................................       5,165       (1,863)         (220)
                                                                     ---------    ---------     ---------
  Income tax benefit (expense) ...................................       1,934       (4,032)       (2,630)
 Share of loss from equity investment, net of tax (Note 27) ......        --         (1,117)         --
                                                                     ---------    ---------     ---------

 Income (loss) from continuing operations
  before extraordinary items .....................................      26,321        9,424        (2,615)
 Loss from discontinued operation (Note 3) .......................        (644)        --            --

 Extraordinary gain (net of income tax of $1,559 in 2000, Note 15)       2,104         --            --
                                                                     ---------    ---------     ---------
 Net income (loss) ...............................................   $  27,781    $   9,424     $  (2,615)
                                                                     =========    =========     =========
Earnings per share-basic
  Income (loss) from continuing operations
  before extraordinary items .....................................   $    0.94    $    0.25     $   (0.07)
  Loss from discontinued operation ...............................       (0.02)        --            --

  Extraordinary gain .............................................        0.06         --            --
  Net income (loss) ..............................................        0.99         0.25         (0.07)
 Earnings per share-diluted
  Income (loss) from continuing operations
  before extraordinary items .....................................   $    0.86    $    0.24     $   (0.07)
  Loss from discontinued operation ...............................       (0.02)        --            --

  Extraordinary gain .............................................        0.07         --            --
  Net income (loss) ..............................................        0.91         0.24         (0.07)
 Weighted average shares outstanding
  Basic ..........................................................      28,071       38,083        37,356
  Diluted ........................................................      30,679       39,816        37,356

 The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                              Accumulated    Total
                                                    Ordinary Shares       Additional                             Other       Stock-
                                                ----------------------     Paid-in    Treasury    Retained   Comprehensive  holders'
                                                  Shares        Amount     Capital      Stock     Earnings       Income      Equity
                                                ----------    --------   -----------  --------    --------   ------------   --------
                                                                       (in thousands, except shares)
Balance at December 31, 1999 .................  24,227,820          64      15,221        --        64,834       2,428       82,547
Dividend paid ................................        --          --          --          --       (15,717)       --        (15,717)
Stock-based compensation .....................        --          --         1,378        --          --          --          1,378
Conversion to a par value
 from NLG 0.01 to EUR 0.20 ...................        --         4,414      (4,414)       --          --          --           --
Exercise of warrants .........................   1,009,524           4          (4)       --          --          --           --
Purchase of treasury stock  ..................    (956,300)       --          --        (5,211)       --          --         (5,211)
Issuance of ordinary shares under public
  offering, net of issuance costs ............  14,583,333       2,585     131,817        --          --          --        134,402
Spin-off of London Films .....................        --          --          --          --        (1,277)        632         (645)
Comprehensive income:                                                                                                          --
Net income ...................................        --          --          --          --        27,781        --         27,781
Foreign currency translation
  adjustments ................................        --          --          --          --          --         5,452        5,452
                                                                                                                          ---------
Comprehensive income .........................                                                                               33,233
                                                ----------    --------   ---------    --------    --------    --------    ---------
Balance at December 31, 2000 .................  38,864,377    $  7,067   $ 143,999    $ (5,211)     75,620    $  8,512    $ 229,988
Dividend paid ................................        --          --          --          --        (9,455)       --         (9,455)
Stock-based compensation .....................        --          --         2,025        --          --          --          2,025
Purchase of treasury stock ...................  (1,085,000)       --          --        (5,378)       --          --         (5,378)
Transfer of treasury stock (Note 19) .........        --          --       (10,589)     10,589        --          --           --
Net income ...................................        --          --          --          --         9,424        --          9,424
  Other comprehensive income:
   Cumulative effect of adoption of SFAS 133          --          --          --          --          --         1,850        1,850
   Unrealized gain on derivatives instruments
   (net of tax of $88) .......................        --          --          --          --          --           950          950
   Reclassification adjustment for derivative
   gains recorded in net income ..............        --          --          --          --          --        (1,850)      (1,850)
   Foreign currency translation adjustment ...        --          --          --          --          --       (15,195)     (15,195)
                                                                                                                          ---------
Comprehensive loss ...........................                                                                               (4,821)
                                                ----------    --------   ---------    --------    --------    --------    ---------
Balance at December 31, 2001 .................  37,779,377    $  7,067   $ 135,435    $   --        75,590    $ (5,732)   $ 212,359
Dividend paid ................................        --          --          --          --        (5,233)       --         (5,233)
Stock-based compensation .....................        --          --         1,632        --          --          --          1,632
Purchase of treasury stock (Note 19) .........  (1,247,050)       --          --        (3,046)       --          --         (3,046)
Repurchase of shares from exercised options ..        --          --           167      (1,288)       --          --         (1,121)
Proceeds from executed option ................      11,212        --             3        --          --          --              3
Net loss .....................................        --          --          --          --        (2,615)       --         (2,615)
  Other comprehensive income:
   Unrealized losses on marketable
   securities, (net of tax of $65) ...........        --          --          --          --          --          (138)        (138)
   Unrealized gain on derivatives instruments
   (net of tax of $54) .......................        --          --          --          --          --           640          640
   Reclassification adjustment for derivative
   gains recorded in net income ..............        --          --          --          --          --        (1,488)      (1,488)
   Foreign currency translation adjustment ...        --          --          --          --          --        28,832       28,832
                                                                                                                          ---------
Comprehensive income .........................        --          --          --          --          --                     27,846
                                                ----------    --------   ---------    --------    --------    --------    ---------
Balance at December 31, 2002 .................  36,543,539    $  7,067   $ 137,237    $ (4,334)     67,741    $ 22,114      229,824
                                                ----------    --------   ---------    --------    --------    --------    ---------
                The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              For the Years Ended December31,
                                                                            -----------------------------------
                                                                               2000         2001        2002
                                                                            ---------    ---------    ---------
                                                                                       (in  thousands)
OPERATING ACTIVITIES:
  Net income (loss) .....................................................   $  27,781    $   9,424    $  (2,615)
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ....................................      16,110       15,936       17,038
       Share of loss from equity investment, net of tax .................        --          1,117         --

       Provision for leaving indemnity and pension benefits .............         772          823          883
       Gain on sale of property, plant and equipment ....................      (1,160)        (867)        (774)
       Gain on debt restructuring .......................................      (2,104)        --           --

       Non-cash interest expense ........................................      (1,023)        --           --

       Non cash compensation expense ....................................       1,378        2,025        1,632
       Deferred tax .....................................................      (5,165)       1,863          220
       Other, net .......................................................         (31)        --           --

    Changes in operating assets and liabilities (net of effects of acquisitions):
       Accounts receivable ..............................................      (7,457)       2,071        2,657

    Inventories .........................................................     (13,277)       9,402        9,101
       Prepaid expense and other assets .................................         (31)      (2,535)       1,494
       Accounts payable, accrued expenses and other liabilities .........      (9,341)      (3,338)      (6,356)
                                                                            ---------    ---------    ---------
    Net cash provided by operating activities ...........................       6,452       35,921       23,279
                                                                            ---------    ---------    ---------
INVESTING ACTIVITIES:
       Purchase of property, plant and equipment ........................     (20,571)     (16,314)     (20,746)
       Proceeds from sale of property, plant and equipment ..............       3,303        1,080        2,105
       Other acquisitions ...............................................        --         (4,130)        --

       Equity investment (Note 27) ......................................        --           (684)        --

       Maturities (purchases) of marketable securities, net .............          90          135         (164)
                                                                            ---------    ---------    ---------
    Net cash used for investing activities ..............................     (17,178)     (19,913)     (18,804)
                                                                            ---------    ---------    ---------
FINANCING ACTIVITIES:
       Change in short-term borrowings, net .............................     (38,032)      15,135       (2,853)
       Proceeds from long-term debt .....................................       1,789          807       16,592
       Payments on long-term debt .......................................     (61,970)        (716)      (4,340)
       Proceeds from initial public offering ............................     134,402         --           --

       Purchase of treasury stock .......................................      (5,211)      (5,378)      (3,046)
       Payments to repurchase shares from exercised options .............        --           --         (1,121)
       Proceeds from exercised options ..................................        --           --              3
       Dividend paid ....................................................     (15,717)      (9,455)      (5,233)
       Change in restricted cash ........................................       4,812         --           --
                                                                            ---------    ---------    ---------
    Net cash provided by financing activities ...........................      20,073          393            2
                                                                            ---------    ---------    ---------
    Effect of exchange rate changes on cash and cash equivalents ........     (11,446)     (10,122)      10,994
    Net increase (decrease) in cash and cash equivalents ................      (2,099)       6,279       15,470
    Cash and cash equivalents at beginning of period ....................      17,948       15,848       22,128
                                                                            ---------    ---------    ---------
    Cash and cash equivalents at end of period ..........................   $  15,848    $  22,128    $  37,598
                                                                            =========    =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest ..............................................   $  19,992    $  10,426    $  10,736
    Cash paid for income taxes ..........................................   $   3,230    $   2,208    $   1,747
    Spin-off of London Films ............................................   $     645          $--          $--

 The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment

The Company accounts for impairments subsequent to January 1, 2002, in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and previously in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of". Both standards require that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Prior to the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), trademarks were amortized using the straight-line method over a period of 20 to 40 years. Goodwill was amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviewed the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would have been recognized when the expected future operating cash flows derived from such intangible assets was less than their carrying value. The impairment to be recognized was measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset.

The Company applied SFAS 142, beginning July 1, 2001, for goodwill and intangible assets acquired in business combinations initiated after June 30, 2001, and beginning January 1, 2002, for all other goodwill and intangible assets. For an explanation how the Company applies SFAS 142, see "Recent Accounting Pronouncements" in Note 2.

Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from each licensing agreement are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes

The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                                                  For the Years Ended
                                                                                      December 31,

                                                                           2000            2001          2002
                                                                       ------------  --------------------------
                                                                                     (in thousands)

Weighted average shares outstanding - basic............................      28,071        38,083        37,356
Dilutive effect of stock options.......................................       1,858         1,733            --
Dilutive effect of warrants............................................         750            --            --
                                                                       ----------------------------------------

Weighted average shares outstanding - diluted..........................      30,679        39,816        37,356

For the year ended December 31, 2002, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 stock options because it is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 4).

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 will not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21. Management believes EITF 00-21 has no impact on the financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption of FIN 45 will have a significant impact on the financial position and results of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing the accounting impact of adopting FIN 46 but does not currently expect that it will have an impact on the financial position and results of operations.

Note 3 - Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the year ended December 31, 2000. Revenues of London Films were $ 0.5 million for the year ended December 31, 2000.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

Note 4 - Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets consist of the following (in thousands):

                                                                             December 31,
                                                                  -------------------------------
                                                                       2001              2002
                                                                  -------------       -----------

Trademarks........................................................$      19,066       $    19,066
Goodwill..........................................................        3,926             3,926
                                                                  -------------       -----------
                                                                         22,992            22,992
Less: Accumulated amortization of trademarks......................      (2,529)           (2,529)
Less: Accumulated amortization of goodwill........................        (227)             (227)
                                                                  -------------       -----------
    Total Intangible assets, net..................................$      20,236       $    20,236
                                                                  =============       ===========

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test in the fourth quarter as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, are as follows:

                                                           Net Income
Year Ended December 31,                             2000       2001      2002
------------------------------------------------------------------------------
Income (loss) from continuing operations
before extraordinary items .....................   $26,321   $ 9,424   $(2,615)
Add: Goodwill amortization .....................        96        58      --

       Trademark amortization ..................       858       858      --
                                                   -------   -------   -------
Adjusted Income (loss) from continuing
operations before extraordinary items ..........   $27,275   $10,340   $ 2,615)
                                                   -------   -------   -------
Net Income (Loss) ..............................    27,781     9,424    (2,615)
Add: Goodwill amortization .....................        96        58      --

       Trademark amortization ..................       858       858      --
                                                   -------   -------   -------
Adjusted Net Income (Loss) .....................   $28,735   $10,340   $(2,615)
                                                   =======   =======   =======

                                                                         Earnings per Share
                                                              Basic                            Diluted
Year Ended December 31,                              2000      2001      2002        2000        2001        2002
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
before extraordinary items .....................   $  0.94   $  0.25   $ (0.07)    $  0.86     $  0.24     $  (0.07)
Add: Goodwill amortization .....................      0.00      0.00    --            0.00        0.00       --
        Trademark amortization .................      0.03      0.02    --            0.03        0.02       --
                                                   -------   -------   -------     -------     -------     --------
Adjusted Income (loss) from continuing
operations before extraordinary items ..........   $  0.97   $  0.27   $ (0.07)    $  0.89     $  0.26     $  (0.07)
                                                   =======   =======   =======     =======     =======     ========
Net Income (Loss) ..............................      0.99      0.25     (0.07)       0.91        0.24        (0.07)
 Add: Goodwill amortization ....................      0.00      0.00    --            0.00        0.00       --

        Trademark amortization .................      0.03      0.02    --            0.03        0.02       --
                                                   -------   -------   -------     -------     -------     --------
 Adjusted Net Income (Loss) ....................   $  1.02   $  0.27   $  0.07)    $  0.94     $  0.26     $  (0.07)
                                                   =======   =======   =======     =======     =======     ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Head UK Acquisition

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liability assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million and $0.3 million order backlog was expensed in 2001 and 2002, respectively.

Note 6 - Accounts Receivable

Accounts receivable consist of the following (in thousands):


                                                             December  31,
                                                        2001            2002
                                                     ---------        ---------
Trade debtors ................................       $ 144,196        $ 160,835
Other receivables ............................          16,593           12,109
Allowance for doubtful accounts ..............         (10,787)         (11,834)
                                                     ---------        ---------
Accounts receivable, net .....................       $ 150,002        $ 161,109
                                                     =========        =========

Note 7 - Inventories

Inventories consist of the following (in thousands):

                                                             December  31,
                                                        2001            2002
                                                     ---------        ---------
Raw materials and supplies ...................        $ 17,330         $ 18,526
Work in process ..............................           6,512            6,486
Finished goods ...............................          63,708           67,766

Provisions ...................................         (13,975)         (15,140)
                                                     ---------        ---------
     Total inventories, net ..................       $  73,575        $  77,638
                                                     =========        =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Marketable Securities

Marketable securities consist of the following (in thousands):

                                                                         December 31,
                                                                   2001             2002
                                                               ------------     ------------
Held-to Maturity
Austrian government debt securities............................$        316
Austrian debt security funds...................................       1,087
Corporate debt securities......................................         286
Other securities...............................................         311
                                                               ------------
     Total Marketable securities held-to-maturity..............$      2,001

Available-for-Sale

Austrian government debt securities............................                 $        114
Corporate debt securities......................................                          340
Debt investment funds..........................................                        1,208
Other securities...............................................                        1,056
                                                                                ------------
     Total Marketable securities available-for-sale............                 $      2,718

     Less: Short-term portion..................................          --             (402)
                                                               ------------     ------------
     Total Long-term marketable securities.....................$      2,001     $      2,316
                                                               ============     ============

Maturities of debt securities are as follows (in thousands):

                                                               December 31,
                                                                   2002
                                                               -----------

Mature within 1 year...........................................$       402
Mature between one year and five years.........................        454
Mature between five years and ten years........................         --
Mature after ten years.........................................      1,862
                                                               -----------
     Total Marketable securities...............................$     2,718
                                                               ===========

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

Under Austrian regulations debt securities were restricted as to withdrawal, requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities. Due to changes in the regulations, the restriction has been abolished. Management no longer intends to hold these marketable securities until maturity. Accordingly, the Company reclassified $2.0 million of held-to-maturity securities to available-for-sale and wrote down the assets by $0.2 million to market value.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                            December 31,
                                                -----------------------------------
                                                    2001                   2002
                                                --------------       --------------

Land............................................$        4,435       $        4,150
Buildings.......................................        20,325               26,800
Machinery and equipment.........................       101,769              133,531
                                                --------------       --------------
                                                       126,529              164,481
Less: Accumulated depreciation..................      (65,801)             (91,325)
                                                --------------       --------------
    Total Property, plant and equipment, net....$       60,728       $       73,156
                                                ==============       ==============

The useful lives used in computing depreciation are as follows:
                                                                        Years
                                                                       -------
Buildings..............................................................10 - 48
Machinery and equipment.................................................2 - 20

Note 10  - Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry, however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

Note 11 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2001 and 2002. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities approximates the fair value based on quoted market prices at December 31, 2001 and is equal to fair value at December 31, 2002 (see Note 8).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company reclassified a gain from AOCI to earnings of $1.5 million for the year ended December 31, 2002.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million and $0.6 million, net of tax, for year ended December 31, 2001 and 2002, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2001 and 2002. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                                     As of December 31, 2001
                                                        ------------------------------------------------
                                                           Contract         Carrying           Fair
                                                            amount            value            value
                                                        --------------   --------------   --------------

Forward foreign exchange contracts......................$    9,170       $     631        $     631
Foreign exchange option contracts.......................$    8,007       $     313        $     313


                                                                     As of December 31, 2002
                                                        ------------------------------------------------
                                                           Contract         Carrying           Fair
                                                            amount            value            value
                                                        --------------   --------------   --------------

Forward foreign exchange contracts......................$   13,566       $     140        $     140
Foreign exchange option contracts.......................$    1,854       $      33        $      33

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifiying relationship are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

                                                            December 31,
                                                -----------------------------------
                                                    2001                   2002
                                                --------------       --------------

Lines of credit.................................$       52,432       $       58,773
Notes payable...................................         1,440                --
                                                --------------       --------------
    Total short-term borrowings.................$       53,872       $       58,773
                                                ==============       ==============

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") in the total amount of (euro)46.2 million ($48.5 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Germany, Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $14.8 million credit line with Fleet Capital Corporation. As of December 31, 2002, $49.2 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.l% and 3.7% as of December 31, 2001 and 2002, respectively.

The credit lines with "RZB" and "Erste Bank" will expire in March 2003 and May 2003, respectively. Currently the Company is in the process of renegotiating financial agreements providing revolving credit lines with "RZB" and "Erste Bank". We expect the renegotiation of these two credit lines will be finalized at the end of March 2003.

Note 13 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                            December 31,
                                                -----------------------------------
                                                    2001                   2002
                                                --------------       --------------

Accounts payable - trade........................$       19,264       $       21,815
Salaries and wages..............................         2,195                1,952
Insurance.......................................           201                  201
Fiscal authorities..............................         1,871                2,377
Social institutions.............................           910                1,021
Other...........................................         4,735                5,694
                                                --------------       --------------
                                                $       29,176       $       33,069
                                                ==============       ==============

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                            December 31,
                                                -----------------------------------
                                                    2001                   2002
                                                --------------       --------------

Employee compensation and benefits..............$        6,761       $        6,643
Accrued warranties and allowances...............         8,365                8,055
Advertising.....................................         2,109                1,896
Legal, auditing and consulting fees.............         2,511                1,994
Fiscal authorities..............................         2,009                2,366
Commissions.....................................         1,188                1,380
Accrued interest................................         3,162                3,564
Other...........................................        12,488               13,490
                                                --------------       --------------
                                                $       38,593       $       39,388
                                                ==============       ==============

Product Warranties

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2002, accruals for warranties consist of the following (in thousands):

                                                    2002
-------------------------------------------------------------
Balance at the beginning of the period          $       2,418
Current year provision                                  1,885
Settlements made during the period                     (2,256)
Translation adjustment                                    436
                                                -------------
Balance at the end of the period                $       2,484
                                                =============

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                            December 31,
                                                -----------------------------------
                                                    2001                   2002
                                                --------------       --------------

Senior notes....................................$       60,942       $       68,852
Other long-term debt............................         8,152               27,268
                                                --------------       --------------
   Total long-term borrowings...................        69,094               96,120
   Less current portion.........................         1,412                2,349
                                                --------------       --------------
   Long-term portion............................$       67,682       $       93,771
                                                ==============       ==============

Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million (approximately $101.7 million as at July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the US loan agreement, bridge notes and lines of credit) and for general corporate purposes.

The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased (euro)30.9 million (approximately $32.4 million) of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million (approximately $3.5 million) of its Senior Notes.


Loan and Security Agreement

In April 2000, the Company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc., and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable, and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $14.8 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2002. The extinguishment of the prior credit facility and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings.


The Company's future minimum lease payments as of December 31, 2002, are as follows:

                                    (in thousands)
---------------------------------------------------
2003                                $       842
2004                                        842
2005                                        842
2006                                        842
2007                                        842
Thereafter                               16,561
                                    -----------
Total minimum payments              $    20,771
Amount representing interest            (9,679)
                                    -----------
Obligations under financing
activity                                11,092
Obligations due within one year            107
                                    ----------
Long-term obligations under
financing activity                      10,984
                                    ==========

As of December 31, 2002 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

                                        Land           Building
--------------------------------------------------------------------
Cost                                $     1,070     $       8,796

Less: Accumulated depreciation            --               (6,947)
                                    -----------     --------------
Net book value                      $     1,070     $        1,849
                                    ===========     ==============


Mortgage Agreement

One of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other long-term debt

Other long-term debt comprises loans in Austria, Italy and Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 3.9% as of December 31, 2001 and 2002, respectively. Borrowings mature at various dates through 2009.


Maturities of long-term debt

Aggregate maturities of long-term debt, other than the sale-leaseback transaction are as follows (in thousands):

                                                             December 31,
                                                                2002
                                                              ---------
 2003........................................................ $   2,242
 2004........................................................     2,302
 2005........................................................     2,068
 2006........................................................    70,549
 2007........................................................     1,167
 Thereafter..................................................     6,700
                                                              ---------
                                                              $  85,028
                                                              =========

Debt restructuring

In the fourth quarter of 2000, the Company repaid $29.9 million of debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of debt of $3.0 million, net of income tax expense of $1.6 million was recorded as an extraordinary item.

Note 16 - Other Long-Term Liabilities

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $0.8 million, $2.1 million and $2.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Indemnity and pension liabilities total approximately $12.5 million and $15.7 million at December 31, 2001 and 2002, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2001 and 2002.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.3 million, $2.3 million and $3.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2002 (in thousands):

                                                             December 31,
                                                                2002
                                                              ---------

 2003.........................................................$   3,145
 2004.........................................................    2,341
 2005.........................................................    1,850
 2006.........................................................    1,378
 Thereafter...................................................    1,279
                                                              ---------
                                                              $   9,993
                                                              =========

Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

In March 1998, a competitor filed suit against the Company's US subsidiary alleging patent infringement in connection with the Head Titanium Tennis racket. The case was settled in April 2000 and the accrual for the estimated settlement cost was released.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

                                                                       For the Year Ended December 31, 2002
                                                      ------------------------------------------------------------------
                                                       Foreign      Unrealized                                 Accumulated
                                                      Currency       Gains on       Minimum                       Other
                                                     Translation    Derivative      Pension   Unrealized Loss  Comprehensive
                                                      Adjustment    Instruments   Liabilities   on Securities     Income
                                                      ----------    -----------   -----------   -------------     ------
                                                                                 (in thousands)
Beginning balance ..............................      $ (6,622)          950           (60)          --           (5,732)
Current-period
changes ........................................        28,832           848          --             (138)        27,846
                                                      --------      --------      --------       --------       --------
Ending balance .................................      $ 22,210           102           (60)          (138)        22,114
                                                      ========      ========      ========       ========       ========

Note 19 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorised capital requirement is(euro)225,000 (approximately $0.24 million) and the minimum paid in capital requirement for a N.V. is (euro)45,000 (approximately $0.05 million).

At December 31, 2001 and 2002, 39,820,677 shares were authorized and issued, respectively.

Dividends

The Company declared and paid a dividend of (euro)0.28 (approximately $0.25) per share and (euro)0.14 (approximately $0.13) per share during the year ended December 31, 2001 and 2002, respectively.

Treasury Stock

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001 the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 28, 2002, the Board of Management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Stichting

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately beneficially owned and controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 28), the Stichting also issues depository receipts to optionholders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In October 2002, optionholders exercised 596,410 options under "Plan 1998." The Company repurchased these shares via the Stichting at market price of $1.3 million.

In December 2002, an additional 11,212 options under "Plan 1998" were exercised.

Note 20 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                                         For the Years Ended December 31,
                                                           --------------------------------------------------------
                                                                2000                 2001                 2002
                                                           --------------       --------------       --------------
Dutch statutory tax rate...................................         35.0%                35.0%                35.0%
Tax rate differential......................................         (3.3)                (0.4)                  N/M
Other......................................................           1.4                (2.9)                  N/M
Foreign rate differentials.................................           0.4                  0.4                  N/M
Valuation allowance........................................        (41.5)                (4.5)                  N/M

Effective tax rate.........................................        (7.9)%                27.6%                  N/M
                                                           ==============       ==============       ==============

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) consist of the following as of December 31, 2001 and 2002 (in thousands):

                                                                                 December 31,
                                                                  ------------------------------------------
                                                                         2001                    2002
                                                                  -----------------       ------------------
Short-term:

Deferred tax asset:
Tax loss carried forward..........................................$           6,827       $            3,306
Inventory reserve.................................................            1,390                    4,690
Reserve for doubtful accounts.....................................            1,751                    1,420
Other.............................................................            2,200                    2,093
                                                                  -----------------       ------------------
    Total Short-term deferred tax assets..........................           12,168                   11,509

Deferred tax liabilities:

Deferred expenses.................................................$         (1,464)                  (1,473)
Accrued liabilities...............................................            (152)                    (265)
Other.............................................................          (1,053)                    (454)
                                                                  -----------------       ------------------
    Total Short-term deferred tax liability.......................          (2,669)                  (2,192)
                                                                  -----------------       ------------------
    Total Short-term deferred tax asset, net......................$           9,498       $            9,317
                                                                  =================       ==================


The short-term deferred tax asset, net is classified in prepaid expenses.

                                                                                 December 31,
                                                                  ------------------------------------------
                                                                         2001                    2002
                                                                  -----------------       ------------------
Long-term:

Deferred tax asset:
Tax loss carried forward..........................................$          88,042       $          102,094
Intangible assets.................................................               12                    1,533
Fixed assets......................................................              143                      596
Lease obligations.................................................               --                    3,773
Other.............................................................              499                      730
                                                                  -----------------       ------------------
    Total Long-term deferred tax assets...........................           88,697                  108,726

Deferred tax liabilities:

Investments.......................................................$         (9,853)                 (16,291)
Fixed assets......................................................            (997)                  (1,608)
Other.............................................................             (90)                  (1,046)
                                                                  -----------------       ------------------
    Total Long-term deferred tax liability                                 (10,940)                 (18,945)

Valuation allowance...............................................         (12,994)                 (11,633)
                                                                  -----------------       ------------------
    Total Long-term deferred tax asset, net.......................$          64,793       $           78,148
                                                                  =================       ==================

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has net operating loss carryforwards of approximately $276.8 million and $307.2 million as of December 31, 2001 and 2002, respectively. These net operating losses are available in the following jurisdictions (in thousands):


                                                                                 December 31,
                                                                  ------------------------------------------
                                                                         2001                    2002
                                                                  -----------------       ------------------
Austria...........................................................$         246,731       $          276,233
Germany...........................................................            7,507                    8,648
Other Europe......................................................              152                      812
Japan.............................................................            4,700                      318
North America.....................................................           17,710                   21,204
                                                                  -----------------       ------------------
                                                                  $         276,801       $          307,215
                                                                  =================       ==================


In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $54 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

Note 21 - Employee termination and other related costs

The company accrued a one time employee termination benefit and other related costs of $ 0.8 million in the first quarter of 2001 which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

Note 22 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.1 million, $9.5 million and $11.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 - Advertising Expense

The Company incurred advertising costs of $30.2 million, $35.7 million and $32.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

Note 24 - Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the year ended December 31, 2000 and the segment information for 2000 has been adjusted to reflect this.

The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                                                For the Years Ended December 31,
                                         ---------------------------------------------
                                             2000             2001              2002
                                         -----------      -----------      -----------
Revenues from External Customers:
Austria ...............................  $    67,419      $    67,753      $    61,151
Italy .................................       66,866           63,924           60,554
Germany ...............................       42,893           41,818           41,845
France ................................       30,646           29,077           27,885
United Kingdom / Ireland ..............        9,198            8,345           17,923
Japan .................................       20,809           17,940           20,098
Other (Europe) ........................       29,320           31,254           34,235
North America .........................      131,486          131,911          123,794
                                         -----------      -----------      -----------
  Total revenues ......................  $   398,639      $   392,021      $   387,487
                                         ===========      ===========      ===========

                                                                   December 31,
                                                          ----------------------------
                                                              2001              2002
                                                          -----------      -----------
Property, plant and equipment:

Austria ...............................................   $    17,536      $    20,722
Italy .................................................        18,830           21,553
Germany ...............................................         1,107            1,019
France ................................................           186              184
United Kingdom / Ireland...............................         3,049            4,705
Japan .................................................         1,403            1,516
Other (Europe) ........................................         6,112            9,857
North America .........................................        12,505           13,601
                                                          -----------      -----------
     Total Assets .....................................   $    60,728      $    73,156
                                                          ===========      ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.2 million, $1.2 million and $1.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million for the year ended December 31, 2002.

Note 26 - Gain on sale of Property

In 2000, 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.7 million, $1.4 million and $0.6 million, respectively, resulting in a gain of $1.2 million in 2000, $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $3.3 million, $1.1 million and $2.1 million resulting in gains of $1.2 million, $0.9 million and $0.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. These gains are included in general and administrative expense in the accompanying consolidated statements of operations.

Note 27 - Equity investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

Note 28 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $1.4 million, $2.0 million and $1.6 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2002, 145,848 shares were available for grant under the Plan.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 4.7 years, and 794,176 options are vested and exercisable.

                                                                   Exercise Price Less Than
                                                                  Grant Date Stock Fair Value
                                                           --------------------------------------
                                                              Number of           Weighted average
                                                              of shares            exercise price
                                                           --------------          --------------
Balance, December 31, 1998.................................     1,465,686          $         0.29
Granted....................................................       783,620                    0.29
                                                           --------------          --------------
Balance, December 31, 1999.................................     2,249,306                    0.29
Granted....................................................        29,088                    0.29
                                                           --------------          --------------
Balance, December 31, 2000 and 2001........................     2,278,394          $         0.29
Exercised (see Note 19)....................................     (607,622)                    0.29
                                                           --------------          --------------
Balance, December 31, 2002.................................     1,670,772                    0.29
                                                           ==============          ==============

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2002 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Exercise Price Greater Than
                                                                  Grant Date Stock Fair Value
                                                           --------------------------------------
                                                              Number of           Weighted average
                                                              of shares            exercise price
                                                           --------------          --------------
Balance, December 31, 2000.................................             0          $          --
Granted....................................................     3,982,068                    4.31
                                                           --------------          --------------
Balance, December 31, 2001 and 2002........................     3,982,068          $         4.31
                                                           ==============          ==============

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 8.8 years, and 1,631,480 options are exercisable under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2002


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment)- which we believe are among the most widely recognized names within their respective markets.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.


Market Environment

We believe that the carving boom has driven the market for skis for the last two years and expect it to continue to do so into 2003. The overall market for skis was, however, in our opinion slow in 2002 for two main reasons. The first of these was a lack of snow in the beginning of the 2002/2003 season in certain areas of Europe and Eastern North America, and the second the difficult economic environment in the two important markets of Germany and Japan. A lack of snow in the beginning of a given ski season typically affects the number of orders we receive from our customers, as do difficult economic conditions. Despite this difficult operating environment, we believe that our freeskiing product lines will continue, along with our carving skis, to be successful and that we are well positioned to take advantage of what we expect to be continued growth in demand for these and new similar types of products.

After experiencing some growth in 1999 and 2000, the market for tennis racquets and tennis balls was generally perceived to have declined overall in 2002 from 2001 by approximately 5% and 2% respectively. This, we believe, was due to a decline in the number of recreational tennis players, poor weather conditions in certain key industry markets during the peak selling season and consumer reaction to a slowing economy. We nevertheless maintained our strong position in the racquet sports market over the last twelve months, with our new line of innovative Head Intelligence racquets remaining the most widely sold type of racquet incorporating new power-enhancing and vibration dampening technology.

The overall market for diving equipment was also generally perceived to have declined by 10% in 2002 from 2001, with the important US and Japanese markets showing, according to some estimate, a downturn in demand of up to

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2002

20%. This overall decline was, we believe, principally due to the general worldwide economic slowdown and a consequent decrease in the number of the end users of diving products traveling on holiday to diving and other resorts. Only certain markets in areas such as South East Asia and Eastern Europe showed some improvement generally across the industry in 2002.


Results of Operations:

The following table sets forth certain consolidated statements of operations data.

                                                                           For the Three Months       For the Years Ended
                                                                            Ended December 31,            December  31,
                                                                         -----------------------     -----------------------
                                                                            2001         2002           2001         2002
                                                                         ---------     ---------     ---------     ---------
                                                                        (unaudited)   (unaudited)
                                                                           (in thousands)                (in thousands)
REVENUES
Total revenues .......................................................   $ 128,039     $ 135,764     $ 392,021     $ 387,487
Cost of sales ........................................................      76,523        83,301       233,971       233,402
                                                                         ---------     ---------     ---------     ---------
    Gross profit .....................................................      51,516        52,463       158,050       154,084
                                                                         =========     =========     =========     =========
    Gross margin .....................................................        40.2%         38.6%         40.3%         39.8%
Selling and marketing expense ........................................      27,696        27,477       102,094       102,619
General and administrative expense (excluding non-cash
    compensation expense) ............................................       9,909         8,671        34,810        32,081
Non-cash compensation expense ........................................         515           407         2,025         1,632
                                                                         ---------     ---------     ---------     ---------
    Operating income .................................................      13,396        15,908        19,121        17,753
                                                                         =========     =========     =========     =========
Interest expense .....................................................      (2,903)       (3,007)      (11,275)      (11,677)
Interest income ......................................................         133           394           892           940
Foreign exchange gain (loss) .........................................       1,030        (2,870)        5,828        (7,387)
Other income (expense), net...........................................         129           218             7           387
Income tax benefit (expense) .........................................      (1,380)       (2,282)       (4,032)       (2,630)
Share of loss from equity investment, net of tax .....................        (523)                     (1,117)         --
                                                                         ---------     ---------     ---------     ---------
    Net income (loss) ................................................   $   9,881     $   8,361     $   9,424     $  (2,615)
                                                                         =========     =========     =========     =========

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2002

Total Revenues. For the three months ended December 31, 2002, total revenues increased by $7.7 million, or 6.0%, to $135.8 million from $128.0 million in the comparable 2001 period. This increase was primarily due to winter sports products and a positive impact of exchange rate effects. For the twelve months ended December 31, 2002, total revenues decreased by $4.5 million, or 1.2%, to $387.5 million from $392.0 million in 2001. At comparable exchange rates, total revenues decreased by 4.4%. This was caused by significant lower sales of racquet sports, due to having converted our footwear business into a licensing agreement and lower sales of diving equipment.

                                                   For the Three Months       For the Years Ended
                                                    ended December 31,            December  31,
                                                 -----------------------     -----------------------
                                                    2001         2002           2001         2002
                                                 ---------     ---------     ---------     ---------
                                                (unaudited)   (unaudited)
                                                   (in thousands)                (in thousands)
Product category:
Winter Sports ................................   $  71,798     $  81,435     $ 135,421     $ 144,667
Racquet Sports................................      38,924        35,642       180,108       168,822
Diving........................................      15,118        15,927        68,480        65,600
Licensing.....................................       2,199         2,760         8,012         8,398
                                                 ---------     ---------     ---------     ---------
    Total Revenue.............................   $ 128,039     $ 135,764     $ 392,021     $ 387,487
                                                 =========     =========     =========     =========

Winter Sports revenues for the three months ended December 31, 2002 increased by $9.6 million, or 13.4%, to $81.4 million from $71.8 million in the comparable period in 2001. For the twelve months ended December 31, 2002 Winter Sports revenues increased by $9.2 million, or 6.8%, to $144.7 million from $135.4 million in 2001. Excluding the effect of changes in exchange rates, revenues in winter sports increased by 1.4%. This increase was mainly contributed by our snowboard equipment.

Racquet Sports revenues for the three months ended December 31, 2002 decreased by $2.2 million, or 8.4%, to $35.6 million from $38.9 million in the comparable 2001 period. For the twelve months ended December 31, 2002 Racquet Sport revenues decreased by $11.3 million, or 6.3%, to $168.8 million from $180.1 million in 2001. Excluding the effect of changes in exchange rates revenues in Racquet Sports decreased by 7.8%. This decrease in revenues is mainly due to having converted our footwear business into a licensing agreement in 2002. To a lesser extent, the Racquet industry as a whole suffered a decline in 2001 and 2002, due to a decline in the number of the recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy.

Diving product revenues for the three months ended December 31, 2002 increased by $0.8 million, or 5.4%, to $15.9 million compared with $15.1 million in the same period in 2001. For the twelve months ended December 31, 2002, sales decreased by $2.9 million, or 4.2%, to $65.6 million from $68.5 million in 2001. Excluding the effect of changes in exchange rates, revenues from diving products decreased by 7.0%. We believe that the diving market is suffering from both US consumer reaction to the uncertainty regarding the overall political situation and the general downturn in the economy, which had resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the three months ended December 31, 2002 increased by $0.6 million, or 25.5%, to $2.8 million from $2.2 million in the comparable 2001 period. For the twelve months ended December 31, 2002, revenues increased by $0.4 million, to $8.4 million from $8.0 million in 2001.

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2002

Gross Profit. For the three months ended December 31, 2002, gross profit increased by $0.9 million to $52.5 million from $51.5 million in the comparable 2001 period. Gross margin decreased to 38.6% in 2002 from 40.2% in the comparable 2001 period. For the twelve months ended December 31, 2002, gross profit decreased by $4.0 million to $154.1 million from $158.0 million in 2001. Gross margin decreased to 39.8% in 2002 from 40.3% in 2001. The decline in gross profit reflected lower volumes, unfavorable currency impacts and lower average prices. The decline in gross margin reflects higher material and energy costs, lower average prices as well as unfavorable currency impacts.

Selling and Marketing Expenses. For the three months ended December 31, 2002, selling and marketing expenses decreased by $0.2 million to $27.5 million from $27.7 million in the comparable 2001 period. For the twelve months ended December 31, 2002, selling and marketing expenses increased by $0.5 million, or 0.5%, to $102.6 million from $102.1 million in 2001. At comparable exchange rates selling and marketing expenses decreased by 2.4%. This decrease was due primarily to significant lower advertising spending. This impact was partly offset by planned increased departmental selling expenses in connection with our new distribution unit in United Kingdom.

General and Administrative Expenses. For the three months ended December 31, 2002, general and administration expenses decreased by $1.2 million to $8.7 million from $9.9 million in the comparable 2001 period. For the twelve months ended December 31, 2002, general and administrative expenses decreased by $2.7 million, or 7.8%, to $32.1 million from $34.8 million in 2001. In 2001, amortization of goodwill and trademarks of $1.0 million was recorded. In accordance with SFAS 142, in 2002, goodwill and trademarks are no longer amortized (see Note 4). In 2001, we also recorded $0.8 million in connection with employee termination.

We also recorded $0.5 million and $2.0 million, in each of the three months and twelve months periods ended December 31, 2001 and $0.4 million and $1.6 million, in each of the three months and twelve months periods ended December 31, 2002, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

Operating Income. As a result of the foregoing factors, operating income for the three months ended December 31, 2002 increased by $2.5 million, or 18.8% to $15.9 million from $13.4 in the comparable 2001 period. For the twelve months ended December 31, 2002, operating income decreased by $1.4 million, or 7.2%, to $17.8 million from $19.1 million in 2001.

Interest Expense. For the three months ended December 31, 2002 interest expense increased by $0.1 million, or 3.6%, to $3.0 million from $2.9 million in the comparable 2001 period. For the twelve months ended December 31, 2002 interest expense increased by $0.4 million or 3.6% to $11.7 million from $11.3 million in 2001. The increase was due to the strength of the euro against the dollar. The Company's interest expenses are mostly in euro.

Interest Income. For the three months ended December 31, 2002 interest income increased by $0.3 million to $0.4 million from $0.1 million in the comparable 2001 period. For the twelve months ended December 31, 2002 interest remained broadly unchanged.

Foreign Currency Exchange. For the three months ended December 31, 2002 we recorded a foreign currency exchange loss of $2.9 million, compared to a gain of $1.0 million in the comparable 2001 period. For the twelve months ended December 31, 2002, we recorded a foreign currency exchange loss of $7.4 million, compared to a gain of $5.8 million in 2001. The loss generated in the three months as well as twelve months period compared with the gain recorded in the comparable 2001 periods is primarily associated with the Company's U.S. dollar denominated receivables of the Company's European subsidiaries as the Euro strengthened against the US $ during the year. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2002

Other Income (Expense), net. For the three months ended December 31, 2002, other income, net increased by $0.1 million to $0.2 million from $0.1 million in the comparable 2001 period. For the twelve months ended December 31, 2002, other income, net increased by $0.4 million to $0.4 million from $0.0 million in 2001.

Income Tax Benefit (Expense). For the three months ended December 31, 2002 income tax expense increased by $0.9 million to $2.3 million from $1.4 million in the comparable 2001 period. For the twelve months ended December 31, 2002, income tax expense decreased by $1.4 million to $2.6 million from $4.0 million in 2001. The change in tax expense is mainly attributed to an increase of current income tax expense primarily in Austria and Italy.

Share of loss from equity investment, net of tax. This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. In each of the respective three months and twelve months periods ended December 31, 2001 the Company's share of losses from this equity investment was $0.5 million and $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

Net Income. As a result of the foregoing factors, for the three months ended December 31, 2002 the Company had net income of $8.4 million, compared to net income of $9.9 million in the comparable 2001 period. For the twelve months ended December 31, 2002, the Company had net loss of $2.6 million, compared to net income of $9.4 million in 2001.

Liquidity and Capital Resources:

For the twelve months ended December 31, 2002, cash generated from operating activities decreased by $12.6 million, or 35.2%, to $23.3 million from $35.9 million in 2001. This decrease is a result of lower net income and a lower level of accounts payable partially offset by a lower level of receivables. The cash flows from operating activities and proceeds from sale of property were used to pay a dividend of $5.2 million to our shareholders and to purchase property, plant and equipment of $20.7 million.

Cash from financing activities was provided by entering into a sale-leaseback agreement of (euro) 10.6 million (approximately $11.0 million) as well as by entering into a mortgage agreement of $4.8 million which was used in part to repurchase (euro)3.6 million (approximately $3.8 million) of the Senior Notes, to purchase ordinary shares of $4.1 million and to repay $2.9 million short-term borrowings.

As of December 31, 2002, we had $49.2 million in available unused credit facilities and reported $37.6 million cash on hand. Current Austrian credit lines expire and the Company is in the process of renegotiating them (see Note
12) We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.

                           HEAD N.V. AND SUBSIDIARIES
                RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
               UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation is as follows:

                                                                           For the Years ended December 31,
                                                                         -----------------------------------
                                                                            2000         2001        2002
                                                                         ---------    ---------    ---------
                                                                                   (in thousands)
Net income (loss)
Head Holding .........................................................   $  27,506    $  11,439    $    (271)
Reconciliation to Head NV:
    Interest expense on shareholders loan ............................         949          657         --
    Operating expenses ...............................................        (680)      (2,907)      (2,477)
    Foreign exchange gain ............................................         (78)         135           43
    Interest income ..................................................          85          100           91
                                                                         ---------    ---------    ---------
Head NV ..............................................................   $  27,782    $   9,424    $  (2,615)
                                                                         =========    =========    =========


                                                                               December 31,
                                                                         ----------------------
                                                                            2001         2002
                                                                         ---------    ---------
                                                                              (in thousands)
Shareholders' Equity
Head Holding .........................................................   $ 213,049    $ 233,260
Reconciliation to Head NV:
    Common stock and additional paid in capital, net of treasury stock      (1,458)      (5,792)
    Retained earnings ................................................        (922)      (2,245)
    Dividend paid ....................................................       1,021        4,154
    Other ............................................................         669          449
                                                                         ---------    ---------
Head NV ..............................................................   $ 212,359    $ 229,825
                                                                         =========    =========

The difference in consolidated net income (loss) of Head N.V. compared to Head Holding results from Head N.V.'s administration costs. Since September 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.

                                       1